Exhibit 99.1



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company Cambridge Antibody Technology


2) Name of shareholder having a major interest FMR Corp and Fidelity International Ltd


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

None Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited (1,060,242), State Street Nominees Limited (130,570), HSBC (1,012,375), Chase Manhattan Bank London (142,832), Chase Nominees Ltd (307,299), Bankers Trust (277,628), MSS Nominees Ltd (36,600), Bank of New York Europe (37,700), BT Globenet Nominees Ltd (7,000), Nortrust Nominees Ltd (132,200), RBS Trust Bank (173,837), HSBC (4,310), Northern Trust (128,607), BT Globenet Nominees Ltd (47,900), Morgan Stanley (51,739), Bankers Trust (14,700), Bank of New York Europe (14,400), Citibank (6,100), Bank of New York - London (50,500), JP Morgan (104,653), Chase Manhattan Bank London (8,600), State Street Nominees Ltd (38,900), Bank of New York Brussels (79,477), State Street Bank & Trust (14,300), Deutsche Bank (39,000)


5) Number of shares/amount of stock acquired Nil


6) Percentage of issued class Nil


7) Number of shares/amount of stock disposed 359,850


8) Percentage of issued class 0.99%


9) Class of security Ordinary 10p shares


10) Date of transaction

Not disclosed

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11) Date company informed

30 December 2002


12) Total holding following this notification

3,921,469


13) Total percentage holding of issued class following this notification

10.79%


14) Any additional information

None of the entities act as a group or in concert in respect to the interests disclosed.


15)  Name of contact and telephone number for queries

Diane Mellett 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

     Date of notification 30 December 2002